Exhibit 99(a)(5)(vi)

400 South LaSalle Street

Chicago, IL 60605

www.cboe.com

http://cboenews.com

http://ir.cboe.com

NEWS

FOR IMMEDIATE RELEASE

CBOE HOLDINGS ANNOUNCES FINAL RESULTS OF TENDER OFFERS FOR CLASS A-1 AND CLASS A-2 COMMON STOCK

CHICAGO, November 24, 2010 — CBOE Holdings, Inc. (NASDAQ: CBOE) today announced the final results of its two tender offers for shares of its class A-1 and class A-2 common stock. The tender offers expired at 5:00 p.m., New York City Time, on Tuesday, November 23, 2010.  Based on the final count by BNY Mellon Shareowner Services, the depositary for the tender offers, 12,351,236 shares of class A-1 common stock were validly tendered and not withdrawn pursuant to the class A-1 tender offer and 13,560,834 shares of class A-2 common stock were validly tendered and not withdrawn pursuant to the class A-2 tender offer. Giving effect to proration in accordance with the terms of the tender offers, CBOE Holdings accepted for payment 5,983,713 shares of class A-1 common stock and 5,983,713 shares of class A-2 common stock, the full number of shares sought in each tender offer, at $25.00 per share.

The depositary will promptly issue payment for the shares validly tendered and accepted for purchase.

The class A-1 and class A-2 common stock is held by former seat owners of Chicago Board Options Exchange, Incorporated, and members of the settlement class in CME Group Inc. et al v. Chicago Board Options Exchange, Incorporated, et al.  The class A-1 and class A-2 common stock is currently subject to transfer restrictions and cannot be sold in any public market.   Following the tender offers, CBOE Holdings has 38,340,090 shares of class A-1 common stock and 38,340,090 shares of class A-2 common stock outstanding.

The tender offers were made only pursuant to offers to purchase (as supplemented) and related letters of transmittal, which were previously filed with the Securities and Exchange Commission and forwarded to record holders of the class A-1 and class A-2 common stock.

Holders of class A-1 and class A-2 common stock may direct questions with respect to the tender offers to BNY Mellon Shareowner Services at (866) 353-0872.

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CBOE Holdings, Inc. is the holding company for Chicago Board Options Exchange (CBOE) and other subsidiaries.  CBOE, the largest U.S. options exchange and creator of listed options, continues to set the bar for options trading through product innovation, trading technology and investor education. CBOE offers equity, index and ETF options, including proprietary products, such as S&P 500 options (SPX), the most active U.S. index option, and options on the CBOE Volatility Index (VIX). Other products engineered by CBOE include equity options, security index options, LEAPS options, FLEX options, and benchmark products such as the CBOE S&P 500 BuyWrite Index (BXM). CBOE’s Hybrid Trading System incorporates electronic and open-outcry trading and is powered by CBOEdirect, a proprietary, state-of-the-art electronic platform that also supports the CBOE Futures Exchange (CFE), CBOE Stock Exchange (CBSX) and OneChicago. CBOE is home to the world-renowned Options Institute and www.cboe.com, named “Best of the Web” for options information and education.

CBOE is regulated by the Securities and Exchange Commission (SEC), with all trades cleared by the AAA-rated Options Clearing Corporation (OCC).

Media Contacts:		Investor Relations Contact:
Gail Osten	Gary Compton	Debbie Koopman
312.786.7123	312.786.7612	312.786.7136
osten@cboe.com	comptong@cboe.com	koopman@cboe.com

CBOE-C

CBOE®, Chicago Board Options Exchange®, CBOEdirect®, CBOE Volatility Index®, VIX®, FLEX®, Hybrid®, LEAPS®, CFE®, CBSX® and CBOE Stock Exchange® are registered trademarks of Chicago Board Options Exchange, Incorporated (CBOE).   SPXSM, BXMSM, The Options InstituteSM and CBOE Futures ExchangeSM are service marks of CBOE.  Standard & Poor’s®, S&P® and S&P 500® are registered trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by CBOE.

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